UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Dated August 10, 2022

Commission File Number: 001-40286

Arrival
(Translation of registrant’s name into English)

60A, rue des Bruyères
L-1274 Howald,
Grand Duchy of Luxembourg
+352 26845062
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INCORPORATION BY REFERENCE

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN EACH OF THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-254885), THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-266472) AND THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-259673) OF ARRIVAL AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FILED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

EXPLANATORY NOTE

The Company is filing this Report on Form 6-K for purposes of updating the risk factors contained in Part I - Item 3.D and Part I – Item 10.E of its Annual Report on Form 20-F for the fiscal year ended December 31, 2021, filed with the SEC on April 27, 2022 (the “2021 Form 20-F”). This report does not, and does not purport to, update the information in any other part of the 2021 Form 20-F not updated be deemed to the risk factor and tax disclosure that are also included in this Form 6-K. The content of this Form 6-K speaks as of the filing date of 2021 Form 20-F and do not purport to reflect events occurring after the original filing date of 2021 Form 20-F. References in this report to our risk factors and/or tax disclosure shall respectively be deemed to include the information presented herein. All references in this Report on Form 6-K to “we,” “us,” “our,” “Company” and “Arrival” refer to Arrival and its subsidiaries, unless stated otherwise or the context otherwise requires.

Risk Factors

U.S. Tax Risk Factors

We believe we were a passive foreign investment company, or a PFIC, for our taxable year ending December 31, 2021 and may be classified as a PFIC for our current taxable year or future taxable years which could result in adverse U.S. federal income tax consequences for U.S. holders of our Ordinary Shares.

Generally, if for any taxable year, at least 75% of our gross income is passive income, or at least 50% of the value of our assets is attributable to assets that produce passive income or are held for the production of passive income, including cash, we would be characterized as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes. The determination of whether we are a PFIC depends on the particular facts and circumstances (such as the valuation of our assets, including goodwill and other intangible assets, and the composition of our income) and may also be affected by the application of the PFIC rules, which are subject to differing interpretations. In addition, for purposes of the PFIC asset test, the value of our assets will depend in part on the market price of our Ordinary Shares, which may fluctuate significantly. Based on the composition of our income and the fact that we are not yet producing revenue from our active operations, we believe we were a PFIC for our taxable year ending December 31, 2021 and we may be classified as a PFIC for our current taxable or future taxable years. However, since the tests for determining PFIC status are applied annually after the close of the taxable year, and it is difficult to accurately predict future income and assets relevant to this determination, there can be no assurance with respect to our PFIC status for our current taxable year or any future taxable year.

If we are a PFIC, U.S. holders of our Ordinary Shares may be subject to adverse U.S. federal income tax consequences, such as the ineligibility for any preferred tax rates on capital gains or on actual or deemed dividends for individuals who are U.S. holders, having interest apply to distributions by us and the proceeds of sales of the Ordinary Shares, and additional reporting requirements under U.S. federal income tax laws and regulations. As we believe we were a PFIC for the taxable year ending December, 31, 2021, we expect to provide the information necessary for a U.S. investor to make a qualifying electing fund election (“QEF”) with respect to us in order to mitigate some of the adverse tax consequences resulting from PFIC treatment. U.S. investors should invest in our Ordinary Shares only if they are willing to bear the U.S. federal income tax consequences associated with investments in PFICs. Investors should consult their own tax advisors regarding all aspects of the application of the PFIC rules to our Ordinary Shares. For more information related to PFIC classification and making a QEF election, see “U.S. Federal Income Tax Considerations—Passive Foreign Investment Company Rules” below.

U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a discussion of material U.S. federal income tax considerations to U.S. holders (as defined below) relating to the acquisition, ownership and disposition of the Ordinary Shares as of the date hereof.  The discussion below applies only to Ordinary Shares that are held as capital assets for U.S. federal income tax purposes and does not describe all of the tax consequences that may be relevant to U.S. holders in light of their particular circumstances, including alternative minimum tax and Medicare contribution tax consequences, or U.S. holders who are subject to special rules, such as:

•	financial institutions or financial services entities;
•	insurance companies;
•	government agencies or instrumentalities thereof;
•	regulated investment companies and real estate investment trusts;
•	expatriates or former residents of the United States;
•	persons that acquired the Ordinary Shares pursuant to an exercise of employee share options, in connection with employee share incentive plans or otherwise as compensation;
•	dealers or traders subject to a mark-to-market method of tax accounting with respect to the Ordinary Shares;
•	persons holding the Ordinary Shares as part of a “straddle,” constructive sale, hedging transaction, integrated transactions or similar transactions;
•	persons whose functional currency is not the U.S. dollar;
•	partnerships or other pass-through entities for U.S. federal income tax purposes or investors in such entities;
•	controlled foreign corporations or passive foreign investment companies (“PFICs”);
•	persons required to accelerate the recognition of any item of gross income with respect to the Ordinary Shares as a result of such income being recognized on an applicable financial statement;
•	persons actually or constructively owning 10% or more of the Ordinary Shares; or
•	tax-exempt entities.

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes is the beneficial owner of the Ordinary Shares, the U.S. federal income tax treatment of partners of the partnership will generally depend on the status of the partners and the activities of the partner and the partnership. Partners of partnerships holding the Ordinary Shares should consult their tax advisors regarding the tax consequences to them of the acquisition, ownership and disposition of the Ordinary Shares by the partnership.

This discussion is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”) and administrative pronouncements, judicial decisions and final, temporary and proposed U.S. Treasury regulations all as of the date hereof, changes to any of which subsequent to the date of this prospectus may affect the tax consequences described in this prospectus. This discussion does not take into account potential suggested or proposed changes in such tax laws which may impact the discussion below and does not address any aspect of state, local or non-U.S. taxation, or any U.S. federal taxes other than income taxes. Each of the foregoing is subject to change, potentially with retroactive effect. Holders are urged to consult their tax advisors with respect to the application of U.S. federal tax laws to their particular situation, as well as any tax consequences arising under the laws of any state, local or non-U.S. jurisdiction.

THIS DISCUSSION IS ONLY A SUMMARY OF THE MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF THE ORDINARY SHARES. EACH HOLDER OF THE ORDINARY SHARES IS URGED TO CONSULT ITS OWN TAX ADVISOR WITH RESPECT TO THE PARTICULAR TAX CONSEQUENCES TO SUCH INVESTOR, INCLUDING THE APPLICABILITY AND EFFECT OF ANY STATE, LOCAL, AND NON-U.S. TAX LAWS, AS WELL AS U.S. FEDERAL TAX LAWS AND ANY APPLICABLE TAX TREATIES.

U.S. Holders

This discussion applies to you if you are a U.S. holder. For purposes of this discussion, a U.S. holder means a beneficial owner of the Ordinary Shares that is, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;
•
a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate whose income is subject to U.S. federal income tax regardless of its source; or
•
a trust if: (1) a U.S. court can exercise primary supervision over the trust’s administration and one or more U.S. persons are authorized to control all substantial decisions of the trust; or (2) the trust has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

Taxation of the Ordinary Shares

Passive Foreign Investment Company Rules

Generally. A PFIC is any foreign corporation with respect to which either: (i) 75% or more of the gross income for a taxable year constitutes passive income for purposes of the PFIC rules; or (ii) 50% or more of such foreign corporation’s assets in any taxable year (generally based on the quarterly average of the value of its assets during such year) is attributable to assets, including cash, that produce passive income or are held for the production of passive income. Passive income generally includes dividends, interest, certain royalties and rents, annuities, net gains from the sale or exchange of property producing such income and net foreign currency gains. The determination of whether a foreign corporation is a PFIC is based upon the composition of such foreign corporation’s income and assets (including, among others, its proportionate share of the income and assets of any other corporation in which it owns, directly or indirectly, 25% (by value) of the stock), and the nature of such foreign corporation’s activities. A separate determination must be made after the close of each taxable year as to whether a foreign corporation was a PFIC for that year.

Based on the composition of Arrival’s income and the fact that Arrival is not yet producing revenue from its active operations, Arrival believes it was a PFIC for its taxable year ending December 31, 2021 and it may be classified as a PFIC for its current taxable or future taxable years.  However, since the tests for determining PFIC status are applied annually after the close of the taxable year, and it is difficult to accurately predict future income and assets relevant to this determination, there can be no assurance with respect to Arrival’s PFIC status for its current taxable year or any future taxable year. Further, Arrival provides no assurances that it will make a determination as to its PFIC status in respect of any taxable year. The fair market value of the assets of Arrival is expected to depend, in part, upon (a) the market value of the Ordinary Shares, and (b) the composition of the assets and income of Arrival. Because Arrival may value its goodwill based on the market value of the Ordinary Shares, a decrease in the market value of the Ordinary Shares and/or an increase in cash or other passive assets would increase the relative percentage of its passive assets. The application of the PFIC rules is subject to uncertainty in several respects and, therefore, no assurances can be provided that the IRS will not assert that Arrival is a PFIC with respect to any taxable year.

If Arrival is classified as a PFIC in any year with respect to which a U.S. holder holds the Ordinary Shares, Arrival generally will continue to be treated as a PFIC with respect to such U.S. holder in all succeeding years during which the U.S. holder holds the Ordinary Shares (unless a purging election is made), regardless of whether Arrival continues to meet the tests described above for treatment as a PFIC in such succeeding years. Under one form of purging election, a “deemed sale” election, a U.S. holder may be able to elect to be treated as having disposed of the Ordinary Shares at their fair market value as of the last day of the last taxable year in which Arrival is classified as a PFIC, triggering gain that would be subject to tax under the excess distribution regime discussed below but terminating treatment of the Ordinary Shares as stock of a PFIC with respect to such U.S. holder. As a result of the purging election, the U.S. holder would have a new basis and holding period in the Ordinary Shares for purposes of the PFIC rules. U.S. holders should discuss the potential availability of a deemed sale election and other purging elections with their own tax advisors.

If Arrival is or becomes a PFIC during any year in which a U.S. holder holds the Ordinary Shares, there are three separate taxation regimes that could apply to such U.S. holder under the PFIC rules, which are (i) the excess distribution regime (which is the default regime), (ii) the qualified electing fund (“QEF”) regime, and (iii) the mark-to-market regime. A U.S. holder who holds (actually or constructively) stock in a foreign corporation during any year in which such corporation qualifies as a PFIC is subject to U.S. federal income taxation under one of these three regimes. The effect of the PFIC rules on a U.S. holder will depend upon which of these regimes applies to such U.S. holder. However, dividends paid by a PFIC are generally not eligible for the lower rates of taxation applicable to qualified dividend income (“QDI”) under any of the foregoing regimes.

Excess Distribution Regime. If a U.S. holder does not make a QEF election or a mark-to-market election, as described below, such U.S. holder will be subject to the default “excess distribution regime” under the PFIC rules with respect to (i) any gain realized on a sale or other disposition (including a pledge) of its Ordinary Shares, and (ii) any “excess distribution” it received on its Ordinary Shares (generally, any distributions in excess of 125% of the average of the annual distributions on the Ordinary Shares during the preceding three years or its holding period, whichever is shorter). Generally, under this excess distribution regime:

•	the gain or excess distribution will be allocated ratably over the period during which the U.S. holder held its Ordinary Shares;
•	the amount allocated to the current taxable year will be treated as ordinary income; and
•
the amount allocated to prior taxable years will be subject to the highest tax rate in effect for that taxable year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or excess distribution will be payable generally without regard to offsets from deductions, losses and expenses. In addition, gains (but not losses) realized on the sale of the U.S. holder’s Ordinary Shares cannot be treated as capital gains, even if it holds the shares as capital assets. Further, no portion of any distribution on the Ordinary Shares will be treated as QDI.

QEF Regime. A QEF election is effective for the taxable year for which the election is made and all subsequent taxable years and may not be revoked without the consent of the IRS. If a U.S. holder makes a timely QEF election with respect to its direct or indirect interest in a PFIC, the U.S. holder will be required to include in income each year a portion of the ordinary earnings and net capital gains of the PFIC as QEF income inclusions, even if such amount is not distributed to the U.S. holder. Thus, the U.S. holder may be required to report taxable income as a result of QEF income inclusions without corresponding receipts of cash. U.S. holders should not expect that they will receive cash distributions from Arrival sufficient to cover any U.S. tax liability with respect to such QEF income inclusions. To the extent a U.S. holder makes a QEF election with respect to Arrival and Arrival is not classified as a PFIC in a subsequent year, the U.S. holder will not be required to take into account QEF income inclusions for that subsequent year, but the QEF election would remain in effect if Arrival were classified as a PFIC again in the future.

A timely QEF election also allows the electing U.S. holder to: (i) generally treat any gain recognized on the disposition of its shares of the PFIC as capital gain; (ii) treat its share of the PFIC’s net capital gain, if any, as long-term capital gain instead of ordinary income; and (iii) either avoid interest charges resulting from PFIC status altogether, or make an annual election, subject to certain limitations, to defer payment of current taxes on its share of the PFIC’s annual realized net capital gain and ordinary earnings subject, however, to an interest charge on the deferred tax computed by using the statutory rate of interest applicable to an extension of time for payment of tax. In addition, net losses (if any) of a PFIC will not pass through to its shareholders and may not be carried back or forward in computing such PFIC’s ordinary earnings and net capital gain in other taxable years. Consequently, a U.S. holder who makes a QEF election with respect to the Ordinary Shares may over time be taxed on amounts that, as an economic matter, exceed Arrival’s net profits.

A U.S. holder’s tax basis in the Ordinary Shares will be increased to reflect QEF income inclusions and will be decreased to reflect distributions of amounts previously included in income as QEF income inclusions. No portion of the QEF income inclusions attributable to ordinary income will be treated as QDI. Amounts included as QEF income inclusions with respect to direct and indirect investments generally will not be taxed again when distributed. U.S. holders should consult their tax advisors as to the manner in which QEF income inclusions affect their allocable share of Arrival’s income and their basis in their Ordinary Shares.

In order to comply with the requirements of a QEF election, a U.S. holder must receive certain information from Arrival. Arrival will endeavour to provide all of the information that a U.S. holder making a QEF election is required to obtain to make and maintain a QEF election, but there is no assurance that Arrival will timely provide such information. There is also no assurance that Arrival will have timely knowledge of its status as a PFIC in the future or of the required information to be provided. In addition, if Arrival holds an interest in a lower-tier PFIC (including, without limitation, in any PFIC subsidiaries), U.S. holders will generally be subject to the PFIC rules described above with respect to any such lower-tier PFICs. There can be no assurance that a portfolio company or subsidiary in which Arrival holds an interest will not qualify as a PFIC or that a PFIC in which Arrival holds an interest will provide the information necessary for a QEF election to be made by a U.S. holder (in particular if Arrival does not control that PFIC).

Mark-to-Market Regime. Alternatively, a U.S. holder may make an election to mark marketable shares in a PFIC to market on an annual basis. PFIC shares generally are marketable if: (i) they are “regularly traded” on a national securities exchange that is registered with the SEC or on the national market system established under Section 11A of the Exchange Act; or (ii) they are “regularly traded” on any exchange or market that the Treasury Department determines to have rules sufficient to ensure that the market price accurately represents the fair market value of the stock. It is expected that the Ordinary Shares, which are expected to be listed on Nasdaq, will qualify as marketable shares for this purpose, but there can be no assurance that the Ordinary Shares will be “regularly traded” for purposes of these rules. Pursuant to such an election, U.S. holders would include in each year as ordinary income the excess, if any, of the fair market value of such stock over its adjusted basis at the end of the taxable year. U.S. holders may treat as ordinary loss any excess of the adjusted basis of the stock over its fair market value at the end of the year, but only to the extent of the net amount previously included in income as a result of the election in prior years. A U.S. holder’s adjusted tax basis in the PFIC shares will be increased to reflect any amounts included in income, and decreased to reflect any amounts deducted, as a result of a mark-to-market election. Any gain recognized on a disposition of the Ordinary Shares will be treated as ordinary income and any loss will be treated as ordinary loss (but only to the extent of the net amount of income previously included as a result of a mark-to-market election). A mark-to-market election only applies for the taxable year in which the election was made, and for each subsequent taxable year, unless the PFIC shares ceased to be marketable or the IRS consents to the revocation of the election. U.S. holders should also be aware that the Code and the Treasury Regulations do not allow a mark-to-market election with respect to stock of lower-tier PFICs that is non-marketable. There is also no provision in the Code, Treasury Regulations or other published authority that specifically provides that a mark-to-market election with respect to the stock of a publicly traded holding company (such as Arrival) effectively exempts stock of any lower-tier PFICs from the negative tax consequences arising from the general PFIC rules. We advise U.S. holders to consult their own tax advisor to determine whether the mark-to-market tax election is available to them and the consequences resulting from such election.

PFIC Reporting Requirements. A U.S. holder of the Ordinary Shares will be required to file an annual report on IRS Form 8621 containing such information with respect to its interest in a PFIC as the IRS may require. Failure to file IRS Form 8621 for each applicable taxable year may result in substantial penalties and result in the U.S. holder’s taxable years being open to audit by the IRS until such forms are properly filed.

Acquisition, Ownership and Disposition of the Ordinary Shares if Arrival Is Not a PFIC

If Arrival is not a PFIC at all times during the period a U.S. holder held, or is considered to have held, the Ordinary Shares, such U.S. holder will not be subject to the PFIC rules described under “—Passive Foreign Investment Company Rules.” Instead, such U.S. holder will be subject to the following rules.

Distributions on the Ordinary Shares if Arrival Is Not a PFIC

The gross amount of any distribution on the Ordinary Shares that is made out of Arrival’s current or accumulated earnings and profits (as determined for U.S. federal income tax purposes) generally will be taxable to a U.S. holder as ordinary dividend income on the date such distribution is actually or constructively received. Any such dividends generally will not be eligible for the dividends received deduction allowed to corporations in respect of dividends received from other U.S. corporations. To the extent that the amount of the distribution exceeds Arrival’s current and accumulated earnings and profits (as determined under U.S. federal income tax principles), such excess amount will be treated first as a non-taxable return of capital to the extent of the U.S. holder’s tax basis in its Ordinary Shares, and thereafter as capital gain recognized on a sale or exchange.

Dividends received by non-corporate U.S. holders (including individuals) from a “qualified foreign corporation” may be eligible for reduced rates of taxation as QDI, provided that certain holding period requirements and other conditions are satisfied. For these purposes, a non-U.S. corporation will be treated as a qualified foreign corporation if it is eligible for the benefits of a comprehensive income tax treaty with the United States that meets certain requirements. There can be no assurances that Arrival will be eligible for benefits of an applicable comprehensive income tax treaty with the United States. A non-U.S. corporation is also treated as a qualified foreign corporation with respect to dividends it pays on shares that are readily tradable on an established securities market in the United States. U.S. Treasury guidance indicates that shares listed on Nasdaq (which the Ordinary Shares are expected to be) will be considered readily tradable on an established securities market in the United States. There can be no assurance that the Ordinary Shares will be considered readily tradable on an established securities market in future years. Non-corporate U.S. holders that do not meet a minimum holding period requirement during which they are not protected from the risk of loss or that elect to treat the dividend income as “investment income” pursuant to Section 163(d)(4) of the Code (dealing with the deduction for investment interest expense) will not be eligible for the reduced rates of taxation on QDI regardless of Arrival’s status as a qualified foreign corporation. In addition, QDI treatment will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to the positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met. Notwithstanding the foregoing, Arrival will not constitute a qualified foreign corporation for purposes of these rules if it is treated as a PFIC for the taxable year in which it pays a dividend or for the preceding taxable year. See “—Passive Foreign Investment Company Rules.”

Subject to certain conditions and limitations, withholding taxes, if any, on dividends paid by Arrival may be treated as foreign taxes eligible for credit against a U.S. holder’s U.S. federal income tax liability under the U.S. foreign tax credit rules and may be treated as a deductible non-U.S. tax in computing a U.S. holder’s taxable income for U.S. federal income tax purposes. Recent Treasury regulations may in some circumstances prohibit a U.S. person from claiming a foreign tax credit or a deduction with respect to certain non-U.S. taxes; however, these prohibitions do not apply to the extent that such non-U.S. taxes are treated as creditable under an applicable income tax treaty. For purposes of calculating the U.S. foreign tax credit, dividends paid on the Ordinary Shares generally will be treated as income from sources outside the United States and will generally constitute passive category income. The rules governing the U.S. foreign tax credit are complex. U.S. holders should consult their own tax advisors regarding the availability of the U.S. foreign tax credits or deductions for non-U.S. taxes in their particular circumstances.

Sale, Exchange, Redemption or Other Taxable Disposition of the Ordinary Shares if Arrival Is Not a PFIC

A U.S. holder generally will recognize gain or loss on any sale, exchange, redemption or other taxable disposition of the Ordinary Shares in an amount equal to the difference between (i) the amount realized on the disposition and (ii) such U.S. holder’s adjusted tax basis in the Ordinary Shares. Any gain or loss recognized by a U.S. holder on a taxable disposition of the Ordinary Shares generally will be capital gain or loss and will be long-term capital gain or loss if the holder’s holding period in such Ordinary Shares exceeds one year at the time of the disposition. Preferential tax rates may apply to long-term capital gains of non-corporate U.S. holders (including individuals). The deductibility of capital losses is subject to limitations.

Any gain or loss recognized by a U.S. holder on the sale or exchange of the Ordinary Shares generally will be treated as U.S. source gain or loss. U.S. holders should consult their tax advisors as to the foreign tax credit implications of such sale, exchange, redemption or other taxable disposition of the Ordinary Shares.

Additional Reporting Requirements

Certain U.S. holders holding specified foreign financial assets with an aggregate value in excess of the applicable dollar thresholds are required to report information to the IRS relating to the Ordinary Shares, subject to certain exceptions (including an exception for the Ordinary Shares held in accounts maintained by U.S. financial institutions), by attaching a complete IRS Form 8938 to their tax return, for each year in which they hold the Ordinary Shares. Substantial penalties apply to any failure to file IRS Form 8938, unless the failure is shown to be due to reasonable cause and not willful neglect. Also, in the event a U.S. holder does not file IRS Form 8938 or fails to report a specified foreign financial asset that is required to be reported, the statute of limitations on the assessment and collection of U.S. federal income taxes of such U.S. holder for the related taxable year may not close before the date which is three years after the date on which the required information is filed. U.S. holders should consult their tax advisors regarding the effect, if any, of these rules on the ownership and disposition of the Ordinary Shares.

Information Reporting and Backup Withholding

Information reporting requirements may apply to dividends paid on and other proceeds received with respect to the Ordinary Shares by U.S. holders effected within the United States (and, in certain cases, outside the United States), in each case other than U.S. holders that are exempt recipients (such as corporations). Backup withholding may apply to such amounts if the U.S. holder fails to provide an accurate taxpayer identification number (generally on an IRS Form W-9 provided to the paying agent of the U.S. holder’s broker) or is otherwise subject to backup withholding. U.S. holders should consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against the U.S. holder’s U.S. federal income tax liability, and a U.S. holder may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate claim for a refund with the IRS and furnishing any required information.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARRIVAL

By	/s/ John Wozniak

Name:	John Wozniak
Title:	Chief Financial Officer

Dated: August 10, 2022